203 Hoehyon-dong 1-ga, Chung-gu,

Seoul 100-792, Korea

Tel: 82.2.2125.2000

Fax: 82.2.2125.2293

http://www.woorifg.com

April 30, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Notice of disclosure filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Woori Finance Holdings Co., Ltd. has made disclosure pursuant to those provisions in its Annual Report on Form 20-F for the year ended December 31, 2012, which was filed with the Securities and Exchange Commission on April 30, 2013. The disclosure can be found under the heading “Item 3.D Risk factors—Other risks relating to our business—We engage in limited activities relating to Iran and may become subject to sanctions under relevant laws and regulations of the United States and other jurisdictions as a result of such activities, which may adversely affect our business and reputation” in the Annual Report on Form 20-F and is incorporated by reference herein.

Sincerely,

/s/ Woo Seok Seong
Woo Seok Seong
Managing Director and Head of Investor Relations